FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: April 27, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2011

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2011

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Year Ended March 31, 2011 (Fiscal 2011)

(1) Consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2011	1,266,924	18.0	155,924	144.2	172,332	183.5	122,448	205.4
Fiscal 2010	1,073,805	(4.9)	63,860	47.1	60,798	8.6	40,095	35.9

(Note) Comprehensive income:

100,502 million yen in the year ended March 31, 2011, 113.2% of change from previous year

47,131 million yen in the year ended March 31, 2010

	Net income attributable to shareholders of Kyocera Corporation per share -Basic	Net income attributable to shareholders of Kyocera Corporation per share -Diluted	Ratio of net income attributable to shareholders of Kyocera Corporation to shareholders’ equity	Ratio of income before income taxes to total assets	Ratio of profit from operations to net sales
	Yen	Yen	%	%	%
Fiscal 2011	667.23	667.23	8.9	9.1	12.3
Fiscal 2010	218.47	218.47	3.0	3.4	5.9

(Reference) Equity in losses of affiliates and unconsolidated subsidiaries:

(160) million yen in the year ended March 31, 2011	(18,297) million yen in the year ended March 31, 2010

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets	Kyocera Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
March 31, 2011	1,946,566	1,483,359	1,420,263	73.0	7,739.31
March 31, 2010	1,848,717	1,407,262	1,345,235	72.8	7,330.14

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2011	119,687	(121,364)	(26,820)	273,471
Fiscal 2010	137,583	(49,318)	(38,047)	313,126

2. Dividends

	Dividends per share					Annual aggregate amount of dividends	Dividends to net income attributable to shareholders of Kyocera Corporation	Dividends to Kyocera Corporation shareholders’ equity

	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
Fiscal 2010	—	60.00	—	60.00	120.00	22,023	54.9	1.7
Fiscal 2011	—	60.00	—	70.00	130.00	23,857	19.5	1.7
Fiscal 2012 (forecast)	—	—	—	—	130.00	—	21.3	—

(Note) Dividends per share for the year ending March 31, 2012 are forecasted to be 130 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2012

(% of change from the previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Fiscal 2012	1,360,000	7.3	168,000	7.7	180,000	4.4	112,000	(8.5)	610.30

Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during the year ended March 31, 2011.

4. Others

(1) Increase or decrease in significant subsidiaries during the year ended March 31, 2011: None.

(2) Changes in accounting principles, procedures, and financial statements’ presentation:

(i) Changes due to adoption of new accounting standards: Please refer to the accompanying “(5) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS” on page 18.

(ii) Changes due to other than adoption of new accounting standards: None.

(3) Number of shares (common stock):

(i) Number of shares issued:

191,309,290 shares at March 31, 2011	191,309,290 shares at March 31, 2010

(ii) Number of treasury stock:

7,796,321 shares at March 31, 2011	7,788,351 shares at March 31, 2010

(iii) Average number of shares outstanding:

183,517,144 shares in the year ended March 31, 2011	183,524,568 shares in the year ended March 31, 2010

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan.

1. Non-consolidated Financial Results for the Year Ended March 31, 2011:

(1) Non-consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Recurring profit		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2011	658,297	39.0	45,992	—	91,285	177.8	71,934	870.1
Fiscal 2010	473,656	(9.3)	(983)	—	32,863	13.4	7,415	(47.1)

	Net income per share -Basic	Net income per share -Diluted
	Yen	Yen
Fiscal 2011	391.97	—
Fiscal 2010	40.41	—

(2) Non-consolidated financial condition

	Total assets	Net assets	Net assets to total assets	Net assets per share
	Million yen	Million yen	%	Yen
March 31, 2011	1,441,403	1,173,990	81.4	6,397.31
March 31, 2010	1,324,795	1,115,588	84.2	6,078.81

Presentation of Situation of Review Procedure

The consolidated financial information included in this Form 6-K is out of scope of audit procedure under the Financial Instruments and Exchange Law of Japan. Audit procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of submission of this Form 6-K.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 9.

Accompanying Information

1. BUSINESS RESULTS

(1) Analysis of Business Results

[Business Results for the Year Ended March 31, 2011]

Economic Situation and Business Environment

In the year ended March 31, 2011 (“fiscal 2011”), the Japanese economy showed signs of recovery compared with the year ended March 31, 2010 (“fiscal 2010”) due to increases in exports, mainly to Asia, and capital investment. With respect to the overseas economy, personal consumption and capital investment continued to rebound in the U.S., while the European economy recovered solidly owing to an increase in exports supported by depreciation of the Euro, despite fears of an economic slowdown due to heightened financial insecurity triggered by financial crises in Greece and Ireland. The Asian economy led by China continued to expand strongly, driven by growth in exports and personal consumption.

In the information and communications market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), all production activities of various digital consumer equipment such as mobile phone handsets including smartphones expanded as a whole compared with fiscal 2010.

Consolidated Financial Results

The yen’s average exchange rates for fiscal 2011 were ¥86 to the U.S. dollar and ¥113 to the Euro, representing an appreciation of ¥7 (approximately 8%) and ¥18 (approximately 14%), respectively, compared with fiscal 2010. As a result, net sales and income before income taxes for fiscal 2011 were down approximately ¥68 billion and ¥28 billion, respectively, compared with fiscal 2010.

In spite of the impact on sales and profit by the yen’s appreciation, sales and profit in all reporting segments exceeded levels recorded in fiscal 2010 due to an expansion of the information and communications market and efforts to improve profitability by reducing costs and enhancing productivity in each business.

Net sales for fiscal 2011 increased by ¥193,119 million, or 18.0%, to ¥1,266,924 million, compared with ¥1,073,805 million for fiscal 2010. Profit from operations for fiscal 2011 increased by ¥92,064 million, or 144.2%, to ¥155,924 million, compared with ¥63,860 million in fiscal 2010. Income before income taxes increased by ¥111,534 million, or 183.5%, to ¥172,332 million, compared with ¥60,798 million in fiscal 2010. Net income attributable to shareholders of Kyocera Corporation for fiscal 2011 increased by ¥82,353 million, or 205.4%, to ¥122,448 million, compared with ¥40,095 million for fiscal 2010. Profit from operations and income before income taxes for fiscal 2010 were reduced by ¥8,961 million and ¥28,948 million, respectively, due to a recognition of a loss related to an investment in WILLCOM, Inc.

Although production activities were temporarily stopped at Kyocera’s production sites in the Tohoku and Kanto regions due to an electric power outage and traffic disturbance caused by the Great East Japan Earthquake, this did not have a significant impact on business results for fiscal 2011.

	Years ended March 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,073,805	100.0	¥1,266,924	100.0	¥193,119	18.0
Profit from operations	63,860	5.9	155,924	12.3	92,064	144.2
Income before income taxes	60,798	5.7	172,332	13.6	111,534	183.5
Net income attributable to shareholders of Kyocera Corporation	40,095	3.7	122,448	9.7	82,353	205.4
Diluted earnings per share attributable to shareholders of Kyocera Corporation	218.47	—	667.23	—	—	—
Average US$ exchange rate	93	—	86	—	—	—
Average Euro exchange rate	131	—	113	—	—	—

Consolidated Results by Reporting Segment

i) Components Business:

Sales in the Components Business for fiscal 2011 increased by ¥140,704 million, or 25.6%, to ¥691,239 million, compared with ¥550,535 million for fiscal 2010. Operating profit for fiscal 2011 increased by ¥70,460 million, or 142.2%, to ¥119,995 million from ¥49,535 million for fiscal 2010. The operating profit ratio was 17.4%.

1) Fine Ceramic Parts Group

Demand for industrial machinery parts such as semiconductor fabrication equipment parts and for automotive parts increased significantly due to expanded productions in various industrial machinery and automotive markets. Demand for components for digital consumer equipment also grew. As a result, overall sales in this reporting segment for fiscal 2011 increased significantly compared with fiscal 2010. Operating profit improved substantially from an operating loss for fiscal 2010 due to an increase in production volume and an improvement in productivity.

2) Semiconductor Parts Group

In addition to increasing demand for mobile phone handsets and digital cameras, etc., popularity grew for advanced products, such as smartphones, that are fitted with an even higher number of components. Supported by this favorable background, Kyocera increased production capacity for ceramic packages for crystal and SAW devices and CMOS/CCD image sensors to increase sales. Furthermore, demand for organic packages, primarily for servers, also grew steadily. As a result, overall sales in this reporting segment for fiscal 2011 increased compared with fiscal 2010. Operating profit increased substantially compared with fiscal 2010 due to sales growth and enhanced productivity.

3) Applied Ceramic Products Group

In the solar energy business, sales increased compared with fiscal 2010 due to efforts to expand production capacity and to enhance Kyocera’s sales networks in Japan and overseas to meet rising global demand for solar cells and modules. In addition, sales in the cutting tool business increased substantially compared with fiscal 2010 mainly due to rising demand in Japan and Asia, reflecting expanded production in automotive related markets. As a result, both sales and operating profit in this reporting segment for fiscal 2011 increased compared with fiscal 2010.

4) Electronic Device Group

As a result of expanding production for digital consumer equipment such as mobile phone handsets, as well as for various industrial markets, demand for electronic components such as capacitors and timing devices also expanded. In addition, sales of thin film components increased significantly compared with fiscal 2010 due in part to Kyocera’s acquisition of the thin film transistor (TFT) liquid crystal display (LCD) business at the Yasu facility from Sony Mobile Display Corporation in June 2010. As a result, overall sales in this reporting segment for fiscal 2011 increased compared with fiscal 2010. Operating profit increased substantially compared with fiscal 2010 due to sales growth and enhanced productivity.

ii) Equipment Business:

Sales in the Equipment Business for fiscal 2011 increased by ¥43,601 million, or 10.3%, to ¥465,084 million, compared with ¥421,483 million for fiscal 2010. Operating profit for fiscal 2011 increased by ¥20,601 million, or 279.7%, to ¥27,966 million from ¥7,365 million for fiscal 2010. The operating profit ratio was 6.0%.

1) Telecommunications Equipment Group

Sales in this reporting segment for fiscal 2011 increased compared with fiscal 2010 as a result of aggressive measures to expand sales, which included launches of new products in overseas market, coupled with growth in sales of mobile phone handsets and personal handy phone system (PHS) handsets in Japan. Due to an increase in sales and positive effects from structural reforms executed in fiscal 2010, operating profit improved substantially from an operating loss in fiscal 2010. An impairment loss on accounts receivable of ¥8,961 million related to WILLCOM Inc. was recorded in fiscal 2010.

2) Information Equipment Group

Kyocera worked to increase sales by aggressively launching new products amid moderate recovery in information technology investment by customers both in Japan and overseas, which led to an increase in sales volume, particularly for multifunction peripherals. As a result, sales in this reporting segment for fiscal 2011 increased compared with fiscal 2010. Operating profit increased compared with fiscal 2010 due to an improvement in productivity and sales growth for high-value-added products such as color multifunction peripherals.

iii) Others:

Sales at Kyocera Communication Systems Co., Ltd. increased over fiscal 2010 due to a moderate recovery in information technology investment in the corporate sector. In addition, sales at Kyocera Chemical Corporation also increased over fiscal 2010 due to an increase in demand for semiconductor encapsulation, etc. As a result, overall sales in this reporting segment for fiscal 2011 increased by ¥14,806 million, or 11.9%, to ¥139,383 million, compared with ¥124,577 million for fiscal 2010. Operating profit increased by ¥2,882 million, or 42.6%, to ¥9,651 million from ¥6,769 million for fiscal 2010.

Net Sales by Reporting Segment

	Years ended March 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥53,056	5.0	¥76,269	6.0	¥23,213	43.8
Semiconductor Parts Group	140,507	13.1	174,687	13.8	34,180	24.3
Applied Ceramic Products Group	157,033	14.6	197,642	15.6	40,609	25.9
Electronic Device Group	199,939	18.6	242,641	19.2	42,702	21.4

Total Components Business	550,535	51.3	691,239	54.6	140,704	25.6
Telecommunications Equipment Group	189,118	17.6	225,168	17.8	36,050	19.1
Information Equipment Group	232,365	21.6	239,916	18.9	7,551	3.2

Total Equipment Business	421,483	39.2	465,084	36.7	43,601	10.3
Others	124,577	11.6	139,383	11.0	14,806	11.9
Adjustments and eliminations	(22,790)	(2.1)	(28,782)	(2.3)	(5,992)	—

Net sales	¥1,073,805	100.0	¥1,266,924	100.0	¥193,119	18.0

Operating Profit (Loss) by Reporting Segment
	Years ended March 31,				Increase (Decrease)
	2010		2011
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥(788)	—	¥11,969	15.7	¥12,757	—
Semiconductor Parts Group	17,235	12.3	37,331	21.4	20,096	116.6
Applied Ceramic Products Group	19,858	12.6	29,049	14.7	9,191	46.3
Electronic Device Group	13,230	6.6	41,646	17.2	28,416	214.8

Total Components Business	49,535	9.0	119,995	17.4	70,460	142.2
Telecommunications Equipment Group	(14,726)	—	2,121	0.9	16,847	—
Information Equipment Group	22,091	9.5	25,845	10.8	3,754	17.0

Total Equipment Business	7,365	1.7	27,966	6.0	20,601	279.7
Others	6,769	5.4	9,651	6.9	2,882	42.6

Operating profit	63,669	5.9	157,612	12.4	93,943	147.5
Corporate	15,665	—	16,882	—	1,217	7.8
Equity in losses of affiliates and unconsolidated subsidiaries	(18,297)	—	(160)	—	18,137	—
Adjustments and eliminations	(239)	—	(2,002)	—	(1,763)	—

Income before income taxes	¥60,798	5.7	¥172,332	13.6	¥111,534	183.5

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

i) Japan

Sales in the solar energy business in the Applied Ceramic Products Group increased. Sales in the Telecommunications Equipment Group also increased due to an increase in sales volume of mobile phone handsets and PHS handsets. Furthermore, sales in the Electronic Device Group grew mainly for digital consumer equipment. As a result, sales for Japan for fiscal 2011 increased compared with fiscal 2010.

ii) United Sates of America

Sales in the Telecommunications Equipment Group increased, due to an increase in sales volume of mobile phone handsets through launches of new products. Sales in the Semiconductor Parts Group and the Electronic Device Group also increased. As a result, sales for United Sates of America for fiscal 2011 increased compared with fiscal 2010.

iii) Asia

Sales in the Electronic Device Group and the Semiconductor Parts Group increased due to an increase in component demand, reflecting expanded production of digital consumer equipment. As a result, sales for Asia for fiscal 2011 increased compared with fiscal 2010.

iv) Europe

Sales in the Electronic Device Group and the Fine Ceramic Parts Group grew due to an increase in component demand for digital consumer equipment and for automotive related markets, etc. As a result, sales for Europe for fiscal 2011 increased compared with fiscal 2010.

v) Others

Sales in the Information Equipment Group increased. Sales in the Electronic Device Group and the Semiconductor Parts Group also increased. As a result, sales for Others for fiscal 2011 increased compared with fiscal 2010.

	Years ended March 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥470,643	43.8	¥559,883	44.2	¥89,240	19.0
United States of America	180,861	16.8	220,706	17.4	39,845	22.0
Asia	172,510	16.1	215,913	17.0	43,403	25.2
Europe	198,058	18.5	210,131	16.6	12,073	6.1
Others	51,733	4.8	60,291	4.8	8,558	16.5

Net sales	¥1,073,805	100.0	¥1,266,924	100.0	¥193,119	18.0

[Consolidated Forecasts for the Year Ending March 31, 2012]

Kyocera expects that the Asian economy, led by China, will continue to grow and that the economies of Europe and the United States will maintain steady growth in the year ending March 31, 2012 (“fiscal 2012”). However, Japanese economy will temporarily slow as a result of the Great East Japan Earthquake, and it requires some time until supply chain systems including procurement of raw materials and components will be normalized. Consequently, Kyocera anticipates that stagnated production in Japan may negatively affect the global economy from now on.

In spite of a considerable uncertainty regarding the financial forecast 2012, Kyocera will seize market demand and aim to expand the sales and profit in each business. At this point, Kyocera announces following full-year financial forecast for fiscal 2012.

	Results for the year ended March 31, 2011		Forecasts for the year ending March 31, 2012		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,266,924	100.0	¥1,360,000	100.0	¥93,076	7.3
Profit from operations	155,924	12.3	168,000	12.4	12,076	7.7
Income before income taxes	172,332	13.6	180,000	13.2	7,668	4.4
Net income attributable to shareholders of Kyocera Corporation	122,448	9.7	112,000	8.2	(10,448)	(8.5)
Diluted earnings per share attributable to shareholders of Kyocera Corporation	667.23	—	610.30	—	—	—
Average US$ exchange rate	86	—	81	—	—	—
Average Euro exchange rate	113	—	115	—	—	—

Note:

Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2011.

Net sales and operating profit forecasts by reporting segment are as follows.

Net Sales by Reporting Segment

	Results for the year ended March 31, 2011		Forecasts for the year ending March 31, 2012		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥76,269	6.0	¥86,000	6.3	¥9,731	12.8
Semiconductor Parts Group	174,687	13.8	190,000	14.0	15,313	8.8
Applied Ceramic Products Group	197,642	15.6	217,000	16.0	19,358	9.8
Electronic Device Group	242,641	19.2	255,000	18.7	12,359	5.1

Total Components Business	691,239	54.6	748,000	55.0	56,761	8.2
Telecommunications Equipment Group	225,168	17.8	232,000	17.0	6,832	3.0
Information Equipment Group	239,916	18.9	262,000	19.3	22,084	9.2

Total Equipment Business	465,084	36.7	494,000	36.3	28,916	6.2
Others	139,383	11.0	147,000	10.8	7,617	5.5
Adjustments and eliminations	(28,782)	(2.3)	(29,000)	(2.1)	(218)	—

Net sales	¥1,266,924	100.0	¥1,360,000	100.0	¥93,076	7.3

Operating Profit by Reporting Segment

	Results for the year ended March 31, 2011		Forecasts for the year ending March 31, 2012		Increase (Decrease)
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥11,969	15.7	¥16,000	18.6	¥4,031	33.7
Semiconductor Parts Group	37,331	21.4	40,000	21.1	2,669	7.1
Applied Ceramic Products Group	29,049	14.7	29,500	13.6	451	1.6
Electronic Device Group	41,646	17.2	43,000	16.9	1,354	3.3

Total Components Business	119,995	17.4	128,500	17.2	8,505	7.1
Telecommunications Equipment Group	2,121	0.9	8,000	3.4	5,879	277.2
Information Equipment Group	25,845	10.8	26,000	9.9	155	0.6

Total Equipment Business	27,966	6.0	34,000	6.9	6,034	21.6
Others	9,651	6.9	7,000	4.8	(2,651)	(27.5)

Operating profit	157,612	12.4	169,500	12.5	11,888	7.5
Corporate and others	14,720	—	10,500	—	(4,220)	(28.7)

Income before income taxes	¥172,332	13.6	¥180,000	13.2	¥7,668	4.4

*	% to net sales of each corresponding segment

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components;

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results;

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property;

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and the Euro, respectively, in which we make significant sales;

(7)	Exposure to credit risk on trade receivables due to customers’ worsening financial condition;

(8)	Inability to secure skilled employees, particularly engineering and technical personnel;

(9)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(10)	Our continuing to hold licenses to manufacture and sell certain of our products;

(11)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(12)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect, and may require more cost than expected for integration;

(13)	Events that may impact negatively on our markets or supply chain, including terrorist acts, outbreaks of disease, war and natural disasters;

(14)	The occurrence of natural disasters, such as earthquakes, and related disasters in locations where our manufacturing and other key business facilities are located;

(15)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and costs and expenses to observe the obligations;

(16)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(17)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be required; and

(18)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(2) Analysis of Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at March 31, 2011 decreased by ¥39,655 million to ¥273,471 million form ¥313,126 million at March 31, 2010.

i) Cash flows from operating activities

The adjustments made to consolidated net income amount of ¥45,433 million to reconcile to the net cash provided by operating activities of ¥137,583 million for fiscal 2010 was mainly due to adjustments of depreciation and amortization and ¥18,297 million of equity in losses of affiliates coupled with increases in receivables and advance payments.

The adjustments made to consolidated net income amount of ¥130,118 million to reconcile to the net cash provided by operating activities of ¥119,687 million for fiscal 2011 was mainly due to adjustments of depreciation and amortization as well as increases in receivables, inventories and advance payments.

ii) Cash flows from investing activities

Net cash used in investing activities for fiscal 2011 increased by ¥72,046 million to ¥121,364 million from ¥49,318 million for fiscal 2010. This was due mainly to an increase in purchases of property, plant and equipment as well as a decrease in withdrawals of certificate deposits and time deposits.

iii) Cash flows from financing activities

Net cash used in financing activities for fiscal 2011 decreased by ¥11,227 million to ¥26,820 million from ¥38,047 million for fiscal 2010. This was due mainly to decreases in payments of short-term borrowings and long-term debts.

Consolidated Cash Flows

	Years ended March 31,
	2010	2011
	(Yen in millions)
Cash flows from operating activities	¥137,583	¥119,687
Cash flows from investing activities	(49,318)	(121,364)
Cash flows from financing activities	(38,047)	(26,820)
Effect of exchange rate changes on cash and cash equivalents	(6,339)	(11,158)
Net increase (decrease) in cash and cash equivalents	43,879	(39,655)
Cash and cash equivalents at beginning of year	269,247	313,126
Cash and cash equivalents at end of year	¥313,126	¥273,471

(3)  Basic Profit Distribution Policy and Dividends for the Year Ended March 31, 2011 and for the Year Ending March 31, 2012

i) Basic profit distribution policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income attributable to shareholders of Kyocera Corporation on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income attributable to shareholders of Kyocera Corporation. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium to long-term corporate growth.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources necessary to achieve sustainable corporate growth.

ii) Dividends for the year ended March 31, 2011

Based on performance during the year ended March 31, 2011 and pursuant to the aforementioned policies, Kyocera will distribute a year-end dividend for the year ended March 31, 2011 of 70 yen per share, a 10 yen increase as compared with the year ended March 31, 2010. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 130 yen per share.

iii) Dividend forecast for the year ending March 31, 2012

Dividend amounts for the year ending March 31, 2012 will be decided pursuant to “i) Basic profit distribution policy” set forth above. At present, Kyocera forecasts a total annual dividend in the amount of 130 yen per share, based on its financial forecast for the year ending March 31, 2012.

2. MANAGEMENT POLICIES

(1) Basic Policy

Kyocera aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. It pursues this objective through implementation of the “Kyocera Philosophy,” a corporate philosophy placing people’s hearts at its core, and of the “Amoeba Management System”, a management system unique to Kyocera which has been a driving force for growth since the company’s earliest days.

Kyocera’s management policy is to be a high-growth, highly profitable company. To realize this policy, Kyocera aims to increase corporate value by further enhancing performance through strengthening existing businesses, pursuing synergies among businesses and creating new businesses.

(2) Management Target

To be a high-growth, highly profitable company, Kyocera aims to achieve continuous sales growth and a consolidated pre-tax income ratio of 15% or higher.

(3) Medium-term Management Strategy and Management Challenges

Kyocera aims to realize continuous growth in any business environment. To achieve this goal, Kyocera believes in the importance of expanding business globally in growing business domains. However, Kyocera also recognizes the need to respond to various challenges, such as fluctuating exchange rates, legal and regulatory compliance in various countries, trends in emerging markets such as China, and intensifying competition due to the rise of Asian manufacturers. In order to respond to this ever-changing business environment and win out in the global competition to be a high-growth, highly profitable company, Kyocera will strive to meet the challenges outlined below.

i) Expand business in growth markets

Kyocera will work to expand business in areas with future growth potential, namely, the information and communications market, the environment and energy market, and emerging markets. In the information and communications market, Kyocera anticipates higher speed networks and the proliferation of smaller, more advanced products such as smartphones. In the environment and energy market, Kyocera recognizes enhanced efforts around the world to prevent global warming, conserve energy and preserve the environment. In emerging markets, Kyocera forecasts an increase in infrastructure investment and in demand for various types of consumer equipment. Kyocera will work to develop products and technologies that meet these needs and grasp opportunities for business growth in these markets as a means to expand sales and profit.

In addition, Kyocera will pursue further synergies among businesses to expand business in these growing markets. Kyocera aims to quickly capture future technology trends and customer needs by taking advantage of possessing both Components and Equipment Businesses, and to promote joint development and integration of technologies by sharing information between them in order to strengthen new product development.

ii) Strengthen management foundations

Kyocera will take measures to strengthen management foundations in order to win out in global competition going forward. In particular, in light of the recent Great East Japan Earthquake, Kyocera will bolster efforts to avoid the risks associated with such disasters and enable the continuity of business activities in times of emergency.

With the aim of avoiding risks arising from over concentration of production in a single region, Kyocera has for some time been conducting production activities at multiple sites in Japan and overseas. In addition to continuing to expand production at each existing site, Kyocera will create new production sites with a view toward further expanding its business and avoiding this type of risk.

Other efforts will focus on strengthening systems to facilitate continuity of business even in times of emergency to make sure that production activities are not interrupted. This will include promoting the use of multiple suppliers for raw materials and components.

3. Consolidated Financial Statements

(1) CONSOLIDATED BALANCE SHEETS

	March 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥313,126		¥273,471		¥(39,655)
Short-term investments in debt securities	11,644		44,012		32,368
Other short-term investments	200,413		201,817		1,404
Trade notes receivables	16,421		19,536		3,115
Trade accounts receivables	190,903		208,404		17,501
Less allowances for doubtful accounts and sales returns	(3,971)		(4,795)		(824)
Inventories	177,361		232,899		55,538
Advance payments	52,316		72,207		19,891
Deferred income taxes	40,872		43,035		2,163
Other current assets	35,370		38,915		3,545

Total current assets	1,034,455	56.0	1,129,501	58.0	95,046

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	1,261		1,219		(42)
Long-term investments in debt and equity securities	370,124		377,075		6,951
Other long-term investments	10,534		15,585		5,051

Total investments and advances	381,919	20.6	393,879	20.3	11,960

Property, plant and equipment:
Land	56,870		59,638		2,768
Buildings	290,516		288,992		(1,524)
Machinery and equipment	689,608		706,474		16,866
Construction in progress	8,842		7,227		(1,615)
Less accumulated depreciation	(805,737)		(814,577)		(8,840)

Total property, plant and equipment	240,099	13.0	247,754	12.7	7,655

Goodwill	67,602	3.6	64,701	3.3	(2,901)
Intangible assets	49,593	2.7	42,160	2.2	(7,433)
Other assets	75,049	4.1	68,571	3.5	(6,478)

Total non-current assets	814,262	44.0	817,065	42.0	2,803

Total assets	¥1,848,717	100.0	¥1,946,566	100.0	¥97,849

	March 31,						Increase (Decrease)
	2010			2011
	Amount		%	Amount		%
	(Yen in millions)
Current liabilities:
Short-term borrowings		¥4,073			¥7,852		¥3,779
Current portion of long-term debt		13,456			10,687		(2,769)
Trade notes and accounts payable		89,750			101,265		11,515
Other notes and accounts payable		63,779			61,226		(2,553)
Accrued payroll and bonus		47,131			49,092		1,961
Accrued income taxes		15,602			18,069		2,467
Other accrued liabilities		26,800			24,337		(2,463)
Other current liabilities		28,721			28,087		(634)

Total current liabilities		289,312	15.7		300,615	15.4	11,303

Non-current liabilities:
Long-term debt		29,067			24,538		(4,529)
Accrued pension and severance liabilities		31,828			28,924		(2,904)
Deferred income taxes		75,619			90,005		14,386
Other non-current liabilities		15,629			19,125		3,496

Total non-current liabilities		152,143	8.2		162,592	8.4	10,449

Total liabilities		441,455	23.9		463,207	23.8	21,752

Kyocera Corporation shareholders’ equity:
Common stock		115,703			115,703		—
Additional paid-in capital		163,044			162,336		(708)
Retained earnings		1,168,122			1,268,548		100,426
Accumulated other comprehensive income		(51,010)			(75,633)		(24,623)
Treasury stock, at cost		(50,624)			(50,691)		(67)

Total Kyocera Corporation shareholders’ equity		1,345,235	72.8		1,420,263	73.0	75,028

Noncontrolling interests		62,027	3.3		63,096	3.2	1,069

Total equity		1,407,262	76.1		1,483,359	76.2	76,097

Total liabilities and equity		¥1,848,717	100.0		¥1,946,566	100.0	¥97,849

Note: Accumulated other comprehensive income is as follows:

	March 31,						Increase (Decrease)
	2010			2011
	(Yen in millions)
Net unrealized gains on securities	¥		23,468	¥		32,235	¥8,767
Net unrealized losses on derivative financial instruments	¥		(82)	¥		(29)	¥53
Pension adjustments	¥		1,053	¥		(3,534)	¥(4,587)
Foreign currency translation adjustments	¥		(75,449)	¥		(104,305)	¥(28,856)

(2) CONSOLIDATED STATEMENTS OF INCOME

	Years ended March 31,				Increase (Decrease)
	2010		2011
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,073,805	100.0	¥1,266,924	100.0	¥193,119	18.0
Cost of sales	787,970	73.4	888,869	70.2	100,899	12.8

Gross profit	285,835	26.6	378,055	29.8	92,220	32.3
Selling, general and administrative expenses	221,975	20.7	222,131	17.5	156	0.1

Profit from operations	63,860	5.9	155,924	12.3	92,064	144.2
Other income (expenses):
Interest and dividend income	13,202	1.3	12,963	1.0	(239)	(1.8)
Interest expense	(2,926)	(0.3)	(2,259)	(0.2)	667	—
Foreign currency transaction gains, net	2,830	0.3	3,824	0.3	994	35.1
Equity in losses of affiliates and unconsolidated subsidiaries	(18,297)	(1.7)	(160)	(0.0)	18,137	—
Other, net	2,129	0.2	2,040	0.2	(89)	(4.2)

Total other income (expenses)	(3,062)	(0.2)	16,408	1.3	19,470	—

Income before income taxes	60,798	5.7	172,332	13.6	111,534	183.5
Income taxes	15,365	1.5	42,214	3.3	26,849	174.7

Net income	45,433	4.2	130,118	10.3	84,685	186.4
Net income attributable to noncontrolling interests	(5,338)	(0.5)	(7,670)	(0.6)	(2,332)	—

Net income attributable to shareholders of Kyocera Corporation	¥40,095	3.7	¥122,448	9.7	¥82,353	205.4

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥218.47		¥667.23
Diluted	¥218.47		¥667.23
Average number of shares of common stock outstanding:
Basic	183,525		183,517
Diluted	183,525		183,517

Note:

Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation was computed based on the diluted average number of shares of stock outstanding during each period.

(3) CONSOLIDATED STATEMENTS OF EQUITY

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	( Yen in millions and shares in thousands)
Balance at March 31, 2009 (183,528)	¥115,703	¥163,151	¥1,150,050	¥(54,673)	¥(50,568)	¥1,323,663	¥59,425	¥1,383,088
Comprehensive income:
Net income for the year			40,095			40,095	5,338	45,433
Other comprehensive income				3,626		3,626	(1,928)	1,698

Total comprehensive income for the year						43,721	3,410	47,131

Cash dividends paid to Kyocera Corporation’s shareholders			(22,023)			(22,023)		(22,023)
Cash dividends paid to noncontrolling interests							(1,639)	(1,639)
Purchase of treasury stock (8)					(59)	(59)		(59)
Reissuance of treasury stock (1)		1			3	4		4
Stock option plan of subsidiaries		132				132	54	186
Other		(240)		37		(203)	777	574

Balance at March 31, 2010 (183,521)	115,703	163,044	1,168,122	(51,010)	(50,624)	1,345,235	62,027	1,407,262
Comprehensive income:
Net income for the year			122,448			122,448	7,670	130,118
Other comprehensive income				(24,572)		(24,572)	(5,044)	(29,616)

Total comprehensive income for the year						97,876	2,626	100,502

Cash dividends paid to Kyocera Corporation’s shareholders			(22,022)			(22,022)		(22,022)
Cash dividends paid to noncontrolling interests							(1,875)	(1,875)
Purchase of treasury stock (8)					(69)	(69)		(69)
Reissuance of treasury stock (0)		0			2	2		2
Stock option plan of subsidiaries		151				151	60	211
Other		(859)		(51)		(910)	258	(652)

Balance at March 31, 2011 (183,513)	¥115,703	¥162,336	¥1,268,548	¥(75,633)	¥(50,691)	¥1,420,263	¥63,096	¥1,483,359

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2010	2011
	(Yen in millions)
Cash flows from operating activities:
Net income	¥45,433	¥130,118
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,829	71,544
Provision for doubtful accounts and loss on bad debts	9,389	2,039
Write-down of inventories	9,207	5,291
Deferred income taxes	(9,080)	6,470
Equity in losses of affiliates and unconsolidated subsidiaries	18,297	160
Foreign currency adjustments	1,100	506
Change in assets and liabilities:
Increase in receivables	(38,823)	(38,043)
(Increase) decrease in inventories	10,416	(69,368)
Increase in advance payment	(22,734)	(20,008)
Increase in other current assets	(174)	(616)
Increase in notes and accounts payable	40,400	29,422
Increase in accrued income taxes	6,152	2,039
Increase in other current liabilities	4,420	3,033
Decrease in other non-current liabilities	(5,724)	(2,871)
Other, net	(3,525)	(29)

Net cash provided by operating activities	137,583	119,687

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(27,613)	(11,837)
Payments for purchases of held-to-maturity securities	(59,841)	(67,174)
Payments for purchases of other securities	(4,207)	(5,173)
Proceeds from sales and maturities of available-for-sale securities	21,483	9,568
Proceeds from maturities of held-to-maturity securities	38,649	42,534
Acquisitions of businesses, net of cash acquired	(4,715)	(1,581)
Payments for purchases of property, plant and equipment	(36,491)	(65,844)
Payments for purchases of intangible assets	(3,876)	(6,568)
Proceeds from sales of property, plant and equipment, and intangible assets	3,065	491
Acquisition of certificate of deposits and time deposits	(356,472)	(303,482)
Withdrawal of certificate of deposits and time deposits	377,958	287,376
Other, net	2,742	326

Net cash used in investing activities	(49,318)	(121,364)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(6,510)	4,044
Proceeds from issuance of long-term debt	14,707	10,708
Payments of long-term debt	(20,236)	(15,707)
Dividends paid	(23,537)	(23,654)
Purchase of treasury stock	(59)	(69)
Reissuance of treasury stock	4	2
Other, net	(2,416)	(2,144)

Net cash used in financing activities	(38,047)	(26,820)

Effect of exchange rate changes on cash and cash equivalents	(6,339)	(11,158)

Net increase (decrease) in cash and cash equivalents	43,879	(39,655)
Cash and cash equivalents at beginning of year	269,247	313,126

Cash and cash equivalents at end of year	¥313,126	¥273,471

(5) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

i) Scope of consolidation

Number of consolidated subsidiaries	197	Kyocera Mita Corporation
		AVX Corporation
		Kyocera International, Inc. and others

Number of affiliates accounted for by the equity method	10

ii) Changes in scope of consolidation and application of the equity method:

Consolidated subsidiaries:
Number of increase	5	Kyocera Mita Asia Limited and others
Number of decrease	8	Kyocera Wireless Corp. and others

Affiliates accounted for by the equity method:
Number of increase	1
Number of decrease	3

iii) Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Recently Adopted Accounting Standards

Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. This accounting standard codified former Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140” issued in June 2009 in the Accounting Standards Codification (ASC) 860, “Transfers and Servicing.” This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Kyocera adopted the ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. This accounting standard codified former SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the ASC 810, “Consolidation.” This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(6) SEGMENT INFORMATION

i) Reporting segment:

	March 31,		Increase (Decrease)
	2010	2011
	Amount	Amount	Amount	%
	(Yen in millions)
Assets by reporting segments:
Fine Ceramic Parts Group	¥49,430	¥57,682	¥8,252	16.7
Semiconductor Parts Group	100,094	111,406	11,312	11.3
Applied Ceramic Products Group	209,170	258,618	49,448	23.6
Electronic Device Group	346,844	351,432	4,588	1.3
Telecommunications Equipment Group	112,750	111,634	(1,116)	(1.0)
Information Equipment Group	250,222	247,486	(2,736)	(1.1)
Others	128,898	132,381	3,483	2.7

	1,197,408	1,270,639	73,231	6.1
Corporate	711,508	748,184	36,676	5.2
Investments in and advances to affiliates and unconsolidated subsidiaries	1,461	1,419	(42)	(2.9)
Adjustments and eliminations	(61,660)	(73,676)	(12,016)	—

Total assets	¥1,848,717	¥1,946,566	¥97,849	5.3

	Years ended March 31,		Increase (Decrease)
	2010	2011
	Amount	Amount	Amount	%
	(Yen in millions)
Depreciation and amortization:
Fine Ceramic Parts Group	¥5,719	¥5,106	¥(613)	(10.7)
Semiconductor Parts Group	9,795	10,786	991	10.1
Applied Ceramic Products Group	10,889	13,786	2,897	26.6
Electronic Device Group	16,934	13,818	(3,116)	(18.4)
Telecommunications Equipment Group	9,452	10,172	720	7.6
Information Equipment Group	12,846	11,027	(1,819)	(14.2)
Others	4,925	4,767	(158)	(3.2)
Corporate	2,269	2,082	(187)	(8.2)

Total	¥72,829	¥71,544	¥(1,285)	(1.8)

Capital expenditures:
Fine Ceramic Parts Group	¥1,814	¥11,319	¥9,505	524.0
Semiconductor Parts Group	5,998	12,998	7,000	116.7
Applied Ceramic Products Group	14,756	17,660	2,904	19.7
Electronic Device Group	5,730	12,118	6,388	111.5
Telecommunications Equipment Group	2,876	3,886	1,010	35.1
Information Equipment Group	3,471	7,437	3,966	114.3
Others	1,923	2,747	824	42.8
Corporate	1,301	2,515	1,214	93.3

Total	¥37,869	¥70,680	¥32,811	86.6

Note:

With regard to Reporting segment information of Net sales and Income before income taxes, please refer to the accompanying “1.BUSINESS RESULTS (1) Analysis of Business Results Consolidated Results by Reporting Segment” on page 5.

ii) Geographic segments (Net sales and Income before income taxes by geographic area):

	Years ended March 31,		Increase (Decrease)
	2010	2011
	Amount	Amount	Amount	%
	(Yen in millions)
Net sales:
Japan	¥482,820	¥573,646	¥90,826	18.8
Intra-group sales and transfer between geographic areas	315,679	451,620	135,941	43.1

	798,499	1,025,266	226,767	28.4

United States of America	217,008	264,200	47,192	21.7
Intra-group sales and transfer between geographic areas	25,261	28,652	3,391	13.4

	242,269	292,852	50,583	20.9

Asia	147,281	184,140	36,859	25.0
Intra-group sales and transfer between geographic areas	152,776	181,027	28,251	18.5

	300,057	365,167	65,110	21.7

Europe	207,469	221,343	13,874	6.7
Intra-group sales and transfer between geographic areas	25,738	33,394	7,656	29.7

	233,207	254,737	21,530	9.2

Others	19,227	23,595	4,368	22.7
Intra-group sales and transfer between geographic areas	12,721	13,469	748	5.9

	31,948	37,064	5,116	16.0
Adjustments and eliminations	(532,175)	(708,162)	(175,987)	—

Net sales	¥1,073,805	¥1,266,924	¥193,119	18.0

Income before income taxes:
Japan	¥29,139	¥97,407	¥68,268	234.3
United States of America	9,561	19,966	10,405	108.8
Asia	13,980	18,657	4,677	33.5
Europe	5,507	16,464	10,957	199.0
Others	2,837	4,870	2,033	71.7

	61,024	157,364	96,340	157.9
Corporate	15,665	16,882	1,217	7.8
Equity in losses of affiliates and unconsolidated subsidiaries	(18,297)	(160)	18,137	—
Adjustments and eliminations	2,406	(1,754)	(4,160)	—

Income before income taxes	¥60,798	¥172,332	¥111,534	183.5

iii) Geographic segments (Net sales by region):

With regard to Information of Geographic segments, please refer to the accompanying “1. BUSINESS RESULTS (1) Analysis of Business Results Net Sales by Geographic Area” on page 6.

(7) EARNINGS PER SHARE

i) Shareholders’ equity per share, basic and diluted earnings per share are as follows:

	Years ended March 31,
	2010	2011
	(Yen)
Kyocera Corporation shareholders’ equity per share	¥7,330.14	¥7,739.31
Net income attributable to shareholders of Kyocera Corporation per share - Basic	218.47	667.23
Net income attributable to shareholders of Kyocera Corporation per share - Diluted	218.47	667.23

ii) A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Years ended March 31,
	2010	2011
	(Yen in millions, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥40,095	¥122,448
Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	218.47	667.23
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	218.47	667.23
Basic weighted average number of shares outstanding (shares in thousands)	183,525	183,517
Diluted weighted average number of shares outstanding (shares in thousands)	183,525	183,517

(8) MATERIAL SUBSEQUENT EVENT

None.

(9) CAUTIONARY STATEMENT FOR PREMISE OF A GOING CONCERN

None.